Exhibit 99.3

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Cardiome Pharma Corp. (“Cardiome” or the “Corporation”)

1441 Creekside Drive, 6th floor

Vancouver, BC V6J 4S7

Item 2.	Date of Material Change

November 14, 2017

Item 3.	News Release

November 14, 2017 – Vancouver, Canada.

Item 4.	Summary of Material Change

Cardiome reported financial results for its third quarter ended September 30, 2017. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Item 5.	5.1 - Full Description of Material Change

See attached press release.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Justin Renz, Chief Financial Officer

Telephone: 604-677-6905.

Item 9.	Date of Report

This Material Change Report is dated November 14, 2017.

1441 Creekside Drive, 6th Floor Vancouver, B.C. V6J 4S7	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

Cardiome Reports THIRD quarter 2017 FINANCIAL Results

Management to Host Conference Call and Webcast Today,

November 14, 2017 at 4:30 p.m. ET (1:30 p.m. PT)

Vancouver, Canada, November 14, 2017 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM), a revenue-generating, specialty pharmaceutical company focused on commercializing patent-protected hospital drugs, today reported financial results for the third quarter ended September 30, 2017 and commented on recent accomplishments and plans.

“We are extremely positive about strategic developments to date in 2017, especially the recent licensing transaction with Basilea which brought in Zevtera®/Mabelio®, a high-value asset with rapid bactericidal activity against a wide range of Gram-positive and Gram-negative bacteria, and a complementary fit alongside Xydalba™,” commented William Hunter, MD, CEO and President of Cardiome. “Looking ahead to the remainder of the year, we will continue to work diligently to lay the regulatory and commercial groundwork for these high-value products, which we expect will have increasingly positive impact during the remainder of this year and into 2018, in which we are targeting meaningful year over year revenue growth.”

Third Quarter 2017 and Recent Highlights

•	Cardiome signed a distribution and license agreement with Basilea for the antibiotic Zevtera®/Mabelio® (ceftobiprole medocaril sodium) a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia in 34 European countries and Israel.

•	Cardiome announced the commercial launch of Xydalba™ (dalbavancin hydrochloride) in Sweden, Finland and the Republic of Ireland, and has commenced marketing the drug to hospitals in these countries. Xydalba is approved by the European Medicines Agency (EMA) for the treatment of Acute Bacterial Skin and Skin Structure Infections (ABSSSIs) in adults.

•	Cardiome received approval from Health Canada for the Aggrastat® (tirofiban hydrochloride) high dose bolus (HDB) regimen, better aligning the Canadian, United States, and European product labels.

•	Clinical data highlighting the clinical benefit of Brinavess® was presented at the European Society of Cardiology Congress (ESC) 2017. The retrospective data analysis showed that administration of Brinavess® led to faster restoration of sinus rhythm and shorter hospital stays when compared to the same results for electrical cardioversion (“ECV”). While ECV was more effective in the cardioversion of recent onset AF (94.0% vs. 66.5% respectively), longer-term there was statistically significant reduction in AF recurrence in patients treated with Brinavess® relative to ECV after 365 days.

•	Trevyent® licensor SteadyMed held an in-person Type A meeting with the FDA on November 1, 2017, following a RTF letter received in August 2017. SteadyMed believes the meeting was collaborative and constructive and has agreed to a path forward with FDA that it expects will allow for the resubmission and acceptance of SteadyMed’s Trevyent U.S. NDA. SteadyMed has stated its intention to provide further details and guidance when meeting minutes are received from the FDA in the near future.

Summary Results

Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Cardiome recorded a net loss of $6.6 million (basic loss per share of $0.20) for the three months ended September 30, 2017 compared to a net loss of $5.3 million (basic loss per share of $0.19) for the three months ended September 30, 2016. On a year-to-date basis, Cardiome recorded a net loss of $21.5 million (basic loss per share of $0.66) for the nine months ended September 30, 2017 compared to a net loss of $14.0 million (basic loss per share of $0.61) for the nine months ended September 30, 2016. The increase in net loss on a year-to-date basis was due primarily to an increase in selling, general and administration (“SG&A”) expense and a decrease in revenue.

Revenue for the three months ended September 30, 2017 was $6.0 million, a year-over-year increase of 15.0%, compared to revenue of $5.2 million for the three months ended September 30, 2016. The increase in revenue for the third quarter was primarily attributable to the global commercial rollout of Xydalba™ and higher sales of Aggrastat® in the Middle East. Revenue for the nine months ended September 30, 2017 and 2016 was $17.0 million and $18.2 million, respectively. The decrease in revenue for the nine months ended September 30, 2017 was due to the timing of distributor sales.

Gross margin for the three and nine months ended September 30, 2017 was 75.3% and 71.5%, respectively, compared to 74.4% and 75.6% for the three and nine months ended September 30, 2016. The fluctuation in gross margin is primarily due to changes in customer and product mix.

SG&A expense for the three months ended September 30, 2017 was $8.5 million compared to $7.2 million for the three months ended September 30, 2016. The increase in SG&A expense was primarily due to expansion of Cardiome’s direct sales force in Europe related to the launch of Xydalba™ and to the initiation of a Canadian sales force. On a year-to-date basis, SG&A expense for the nine months ended September 30, 2017 was $26.3 million compared to $21.4 million for the nine months ended September 30, 2016. The increase in SG&A expense was due to the same factors as the quarterly change. Additionally, there was an increase of $1.7 million to the Company’s stock-based compensation expense as the Company had a stock-based compensation recovery during the nine months ended September 30, 2016.

In the second quarter of 2017, the Company amended the terms of its term loan agreement with CRG-managed funds. As a result, Cardiome incurred investment banking, legal and other expenses of $1.5 million during the nine months ended September 30, 2017.

Interest expense was $1.8 million for the three months ended September 30, 2017 compared to $0.9 million for the three months ended September 30, 2016. The increase was due to an increase in long-term debt in the third quarter of 2017 as the Company drew a third tranche of $10.0 million under the CRG term loan agreement. On a year-to-date basis, interest expense for the nine months ended September 30, 2017 was $3.8 million compared to $1.7 million for the nine months ended September 30, 2016. The increase was due to interest being accrued on a higher long-term debt principal amount during the nine months ended September 30, 2017. Additionally, in the second quarter of 2017, the Company began amortizing the discount on the amended CRG term loan agreement in connection with the warrants issued. This discount is being amortized to interest expense.

Liquidity and Outstanding Share Capital

At September 30, 2017, the Company had cash and cash equivalents of $27.2 million. As of November 13, 2017, there were 34,628,842 common shares issued and outstanding, and 2,900,057 common shares issuable upon the exercise of outstanding stock options (of which 1,762,582 were exercisable) at a weighted average exercise price of CAD $5.51 per share, and 103,801 restricted share units outstanding.

Financial Outlook

•	Cardiome expects its 2017 revenues to be in the range of $24-26 million.

•	Cardiome repaid the remaining deferred consideration balance in full in connection with the November 2013 acquisition of Correvio LLC.

•	Based on its current operating plans, Cardiome expects that its existing cash and cash equivalents will be sufficient to fund its operations for at least the next 12 months.

•	There are no share price or market capitalization covenants relating to the Company’s term loan agreement with CRG-managed funds.

Conference Call

Cardiome will hold a conference call and webcast on Tuesday, November 14, 2017 at 4:30pm ET (1:30pm PT). To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 66802456. The webcast can be accessed through Cardiome's website at www.cardiome.com or through the following link:

https://event.on24.com/wcc/r/1532852/0B1B089E794F8F2B4346C40360FC4807

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through December 12, 2017. Please dial 416-764-8677 or 888-390-0541 and enter code 802456 # to access the replay.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Cardiome develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company’s portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications. Cardiome’s pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver Remodulin® (treprostinil) the world’s leading treatment for pulmonary arterial hypertension.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2017 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; and the availability of capital to finance our activities;These and other risks are described in the Form 40F and associated documents filed March 29, 2017 (see for example, “Risk Factors” in the Annual Information Form for the year ended December 31, 2016), in the Form 6-K filed August 10, 2017, and in our other filings with the Securities and Exchange Commission (“SEC”) available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

Cardiome® and the Cardiome Logo are the proprietary trademarks of Cardiome Pharma Corp.

Aggrastat® and Brinavess® are trademarks owned by Cardiome and its affiliates worldwide.

Xydalba® is a trademark of Durata Therapeutics Holding C.V., and used under license.

Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.

Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.

Trevyent® is a trademark of SteadyMed and used under license.

All other trademarks are the property of their respective owners.

Contact:

Justin Renz

CFO

Cardiome Pharma Corp.

604.677.6905 ext. 128

800.330.9928

jrenz@cardiome.com

Argot Partners

Michelle Carroll/Sean Augustine-Obi

212.600.1902

michelle@argotpartners.com

sean@argotpartners.com

CARDIOME PHARMA CORP.

Interim Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars, except share amounts)

	September 30, 2017	December 31, 2016

Assets
Current assets:
Cash and cash equivalents	$27,182	$26,758
Restricted cash	1,943	2,547
Accounts receivable, net of allowance for doubtful accounts of $114 (2016 - $97)	6,262	6,154
Inventories	6,294	4,618
Prepaid expenses and other assets	1,525	1,302
	43,206	41,379

Property and equipment	451	548
Intangible assets	28,445	24,352
Goodwill	318	318
Deferred income tax assets	462	460
	$72,882	$67,057

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$7,629	$8,021
Current portion of deferred consideration	-	2,815
Current portion of deferred revenue	204	182
	7,833	11,018

Long-term debt, net of unamortized debt issuance costs and discount	39,014	19,391
Deferred revenue	2,514	2,381
Other long-term liabilities	220	243
	49,581	33,033

Stockholders’ equity:
Common stock	352,711	344,928
Authorized - unlimited number without par value
Issued and outstanding – 33,940,715 (2016 – 31,884,420)
Additional paid-in capital	38,074	35,812
Deficit	(384,522)	(363,054)
Accumulated other comprehensive income	17,038	16,338
	23,301	34,024
	$72,882	$67,057

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Revenue:
Product and royalty revenues	$5,970	$5,186	$16,828	$18,093
Licensing and other fees	51	51	146	145
	6,021	5,237	16,974	18,238
Cost of goods sold	1,488	1,342	4,845	4,452
Gross margin	4,533	3,895	12,129	13,786
Expenses:
Selling, general and administration	8,481	7,170	26,277	21,415
Amortization	890	853	2,567	2,131
	9,371	8,023	28,844	23,546
Operating loss	(4,838)	(4,128)	(16,715)	(9,760)

Other expense:
Loss on extinguishment of long-term debt	-	-	-	1,402
Other expense on modification of long-term debt	29	-	1,451	-
Interest expense	1,762	865	3,796	1,715
Other expense (income)	175	(6)	282	329
Foreign exchange loss (gain)	(255)	209	(881)	601
	1,711	1,068	4,648	4,047
Loss before income taxes	(6,549)	(5,196)	(21,363)	(13,807)
Income tax expense	74	88	105	225
Net loss	$(6,623)	$(5,284)	$(21,468)	$(14,032)
Other comprehensive loss:
Foreign currency translation adjustments	173	149	700	515
Comprehensive loss	$(6,450)	$(5,135)	$(20,768)	$(13,517)
Loss per common share
Basic	$(0.20)	$(0.19)	$(0.66)	$(0.61)
Diluted	$(0.20)	$(0.19)	$(0.66)	$(0.62)
Weighted average common shares outstanding
Basic	33,835,677	28,376,143	32,730,558	23,034,503
Diluted	33,878,190	28,433,016	32,772,179	23,101,263

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Operating activities:
Net loss	$(6,623)	$(5,284)	$(21,468)	$(14,032)
Items not affecting cash:
Amortization	890	853	2,567	2,131
Accretion of long-term debt	567	56	970	202
Interest paid in-kind on long-term debt	366	-	366	-
Write-down of inventory	163	-	233	-
Loss on extinguishment of long-term debt	-	-	-	1,402
Stock-based compensation expense (recovery)	311	209	1,641	(84)
Unrealized foreign exchange gain (loss)	(445)	122	(1,417)	475
Changes in operating assets and liabilities:
Restricted cash	1,006	-	812	(295)
Accounts receivable	(703)	2,435	473	1,923
Inventories	70	(87)	(1,412)	(116)
Prepaid expenses and other assets	(305)	180	(203)	(323)
Accounts payable and accrued liabilities	492	(2,900)	(767)	(2,441)
Deferred revenue	(51)	21	(146)	(73)
Other long-term liabilities	(8)	(8)	(23)	(23)
Net cash used in operating activities	(4,270)	(4,403)	(18,374)	(11,254)

Investing activities:
Purchase of property and equipment	-	-	(5)	(9)
Purchase of intangible assets	(5,206)	(8,017)	(5,219)	(13,628)
Net cash used in investing activities	(5,206)	(8,017)	(5,224)	(13,637)

Financing activities:
Issuance of common stock	237	34,500	7,127	35,341
Share issue costs	(10)	(2,722)	(352)	(2,752)
Issuance of common stock upon exercise of stock options	-	-	384	-
Income tax withholdings on vesting of restricted share units	(9)	(5)	(58)	(136)
Proceeds from issuance of long-term debt	10,000	-	20,000	20,000
Financing fees on issuance of long-term debt	(368)	(23)	(518)	(713)
Repayment of long-term debt	-	-	-	(10,000)
Payment of fees on extinguishment of long-term debt	-	-	-	(1,146)
Payment of deferred consideration	(1,670)	(726)	(2,815)	(1,755)
Net cash provided by financing activities	8,180	31,024	23,768	38,839

Increase (decrease) in cash and cash equivalents during the period	(1,296)	18,604	170	13,948
Effect of foreign exchange rate changes on cash and cash equivalents	95	46	254	(75)
Cash and cash equivalents, beginning of period	28,383	12,884	26,758	17,661
Cash and cash equivalents, end of period	$27,182	$31,534	$27,182	$31,534

Supplemental cash flow information:
Interest paid	$843	$815	$2,479	$1,524
Net income taxes paid (received)	25	46	(328)	31